September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (956)726-6616

Dennis E. Nixon
President
International Bancshares Corp.
1200 San Bernardo Ave
Laredo, TX 78042-1359

> **Re: International Bancshares Corp.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-9439**

Dear Mr. Nixon:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Stock Option Plan Committee: Salary and Steering Committee of IBC, page 6

1. Please clarify whether the company's Board exerts any authority over the approval of the compensation program. Also, please discuss whether either committee retained consultants or other counsel or has the authority to do so. Please refer to Item 407(e)(3) of Regulation S-K.

Executive Compensation, page 7

2. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Compensation Discussion and Analysis, page 7

3. Please provide additional analysis about how you determined the amount of compensation you paid under your cash and long-term equity incentive plans See Item 402(b)(1)(v) of Regulation S-K. For example, discuss how the Committee determined the appropriate level of base salary or determined the amount of any changes to base salary or the reasons for those changes. Please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. Although your compensation decisions may be subjective in nature, as your disclosure throughout indicates, please provide appropriate analysis of how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. Finally, describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

4. Your disclosure suggests that individual performance is a significant factor considered by the Committee in determining the compensation of the named executives. For example, you state on page 9 that the committee considers "past individual performance" in determining base salary levels and that you determine annual cash bonus incentives based on overall financial performance as well as "individual performance." Please discuss and analyze of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both

quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how the Committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

5. Identify the companies against which you benchmark the compensation of your named executive officers and discuss in greater detail how you determined the comparator companies. To the extent you benchmark different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

6. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. In particular please explain where the Committee targets each element of compensation against the peer companies and how actual payments compared to the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

7. Please disclose the financial performance-related factors related to your 2006 incentive compensation, such as earnings per shares, return on average assets, return on average equity, as well as those non-financial objectives that are tied to incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 4 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

8. There appear to be significant differences in the amount and type of compensation awarded to your Chief Executive Officer compared to the compensation awarded of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Please discuss material differences in compensation policies with respect to individual named executive officers and explain how the differences support your compensation program and why the Committee approved the program in this form. Refer you to Section II.B.1 of Commission Release No. 33-8732A.

Annual Cash Bonus Incentives, page 9

9. On page 9, please explain how the overall bonus pool for executive officers is affected by the earnings performance of IBC for the previous year.

10. Please clarify and explain the structure of the Executive Incentive Compensation Plan. For example, it is not clear how you determine plan eligibility, how you evaluate performance under the plan, whether the amount payable is variable based upon company performance, and the extent to which you have established threshold, target, or maximum levels of performance under the plan. Please refer to Item 402(b)(1)(v) of Regulation S-K and Item 402(b)(2)(v) and (vi) of Regulation S-K.

11. Please address the Stock Option Committee's reasons for not granting stock options in 2006 and discuss how that decision fits within your overall compensation objectives. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Executive Compensation Tables, page 13

12. It appears that the compensation awarded to Mr. Nixon under the Executive Incentive Compensation Plan could be considered Non-Equity Incentive Plan awards. Provide the tabular disclosure pursuant to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at Year End, page 15

13. Although the footnotes set forth the vesting schedule of the option awards, without disclosure of the grant dates, your disclosure does not identify the vesting information required by Instruction 2 to Item 402(f)(2). Please disclose, by footnote to the applicable columns, the vesting dates of option awards held at fiscal year end.

Interest of Management in Certain Transactions, page 19

14. Discuss your policy and procedures for the review and approval of related party transactions in accordance with Item 404(b) of Regulation S-K.

15. Provide the information required by Item 404(a) of Regulation S-K regarding the credit relationships between International Bancshares and your related parties, including the revised representations required by Instruction 4(c) to Item 404(a) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when

Dennis E. Nixon, President
International Bancshares Corp.
September 26, 2007
Page 5

you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Marisa Santos
       First Vice President